Filed Pursuant to Rule 253(g)(2)
File No. 024-10844

FUNDRISE INCOME EREIT II, LLC

SUPPLEMENT NO. 5 DATED NOVEMBER 9, 2018
TO THE OFFERING CIRCULAR DATED AUGUST 22, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT II, LLC (“we”, “our” or “us”), dated August 22, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 23, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Mosby Lakeside JV, LLC

On November 5, 2018, we directly acquired ownership of a “majority-owned subsidiary”, Mosby Lakeside JV, LLC (the “RSE Mosby Lakeside Controlled Subsidiary”), in which we will have the right to receive a preferred economic return for a purchase price of $7,585,000, which is the initial stated value of our equity interest in the RSE Mosby Lakeside Controlled Subsidiary (the “RSE Mosby Lakeside Controlled Subsidiary Investment”). The RSE Mosby Lakeside Controlled Subsidiary is expected to use the proceeds to develop a residential property totaling 316 units and approximately 328,000 rentable square feet located at the intersection of Pooler Parkway and James L. Gillis Memorial Highway, Pooler, GA 31322 (the “RSE Mosby Lakeside Property”). The RSE Mosby Lakeside Controlled Subsidiary is anticipating redeeming the RSE Mosby Lakeside Controlled Subsidiary Investment via sale or refinance by November 5, 2021. The RSE Mosby Lakeside Controlled Subsidiary Investment was funded with proceeds from our Offering.

The RSE Mosby Lakeside Controlled Subsidiary is managed by Middleburg Real Estate Partners (“Middleburg”). Middleburg is a fully integrated real estate operating company specializing in the acquisition, development, and management of quality apartment communities throughout the Mid-Atlantic and the southeastern United States. Over its lifetime, Middleburg has owned and managed over 34 multifamily projects and deployed over $300 million.

Pursuant to the agreements governing the RSE Mosby Lakeside Controlled Subsidiary Investment (the “RSE Mosby Lakeside Operative Agreements”), our consent is required for all major decisions regarding the RSE Mosby Lakeside Property. In addition, pursuant to the RSE Mosby Lakeside Operative Agreements, we are entitled to receive an economic return of 13.00% per annum on our RSE Mosby Lakeside Controlled Subsidiary. In addition, an affiliate of our Manager earned an origination fee of 2.00% of the RSE Mosby Lakeside Controlled Subsidiary Investment, as well as an approximate $35,000 in due diligence fees and third-party reimbursements, paid directly by the RSE Mosby Lakeside Controlled Subsidiary.

The RSE Mosby Lakeside Controlled Subsidiary is expected to redeem our RSE Mosby Lakeside Controlled Subsidiary Investment by November 5, 2021 (the “RSE Mosby Lakeside Redemption Date”). The RSE Mosby Lakeside Controlled Subsidiary has the ability to extend the RSE Mosby Lakeside Redemption Date with one 24-month extension, subject to certain conditions. In the event that the RSE Mosby Lakeside Controlled Subsidiary Investment is not redeemed or extended by the RSE Mosby Lakeside Redemption Date, pursuant to the RSE Mosby Lakeside Operative Agreements, we have the right, in our discretion, to force the sale of the RSE Mosby Lakeside Property outright. The RSE Mosby Lakeside Controlled Subsidiary may redeem our RSE Mosby Lakeside Controlled Subsidiary Investment in whole or in part without penalty during the term of the RSE Mosby Lakeside Controlled Subsidiary Investment.

Simultaneous with the RSE Mosby Lakeside Controlled Subsidiary Investment, senior financing was provided through a senior secured loan of approximately $34,935,000 from Synovus Bank (the “RSE Mosby Lakeside Senior Loan”). The loan features a 36-month term and 36-months interest-only at a floating rate of 1-month LIBOR plus 3.00%. The RSE Mosby Lakeside Senior Loan also features one 24-month extension. Aggregate with the RSE Mosby Lakeside Senior Loan, the RSE Mosby Lakeside Controlled Subsidiary Investment features a LTC of 85.0%, based on a construction budget of approximately $50 million, with approximately $7.5 million of equity junior to the RSE Mosby Lakeside Controlled Subsidiary Investment once fully funded. The combined LTC ratio is the amount of the RSE Mosby Lakeside Senior Loan plus the amount of the RSE Mosby Lakeside Controlled Subsidiary Investment, divided by the total projected construction budget of the RSE Mosby Lakeside Property. LTC, or loan-to-cost ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated construction cost to build the property. We generally use LTC to define leverage for ground-up development properties.

The RSE Mosby Lakeside Property is expected to consist of 316 units (120 one bedrooms-one baths, 160 two bedrooms-two baths, and 36 three bedroom- two baths) over 40 acres surrounding a lake. The units are planned to be spread over 3 four-story elevator serviced buildings, 4 three-story walk-ups, and 8 carriage houses. There is anticipated to be 48 garages and 594 surface parking spaces to service the units. Each unit is currently designed feature 9 foot ceilings, plank in living areas with carpet in bedrooms, stainless steel appliances, granite countertops, tile backsplashes, walk-in closets, Nest thermostats, keyless entry, and washer & dryer included. The clubhouse (7,500 square-foot interior with 2,500 square-foot covered outdoor area) is expected to overlook the lake and feature a fitness center with yoga studio, outdoor fire pit, kitchen, and saltwater pool.

The property is located in Pooler, GA (part of the Savannah MSA) along a busy northeast-southwest corridor (Pooler Pkwy) and close to I-16. These roads provide quick access to downtown Savannah and Tanger Outlets. There are two hospitals under construction across Pooler Pkwy from the RSE Mosby Lakeside Property (St Joseph’s Hospital, opening 2019 with 100 projected jobs, and Memorial Health Hospital). Nearby on Pooler Pkwy, there is also a new 2.3 million square-foot, $125 million Savannah Port Logistics Center (opening 2019), a newly opened Publix, and a planned 170-acre mixed-use Costco-anchored development.